



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

August 9, 2002

Paul B. O'Kelly, Esq.
Executive Vice President
Chicago Stock Exchange
400 South LaSalle Street
Chicago, IL 60605

Re: Chicago Stock Exchange's Request for No-Action Relief

Dear Mr. O'Kelly:

In your letter, dated August 9, 2002, you request assurance that the Staff of the Division of Market Regulation will not recommend enforcement action to the Securities and Exchange Commission ("Commission" or "SEC") on a going forward basis if the Chicago Stock Exchange ("CHX" or "Exchange") does not enforce certain provisions of Article XX, Rule 37(a)(2) of the CHX Rules, which govern execution prices of market orders routed to the Exchange for execution.

Based on the facts and representations in your letter, we understand the facts to be as follows:

The Exchange's current rule generally obligates a CHX specialist to automatically execute market orders for over-the-counter ("OTC") securities on the basis of the price and size associated with the best bid and offer disseminated pursuant to Rule 11Ac1-1 under the Securities Exchange Act of 1934 (the "Act"),[1] otherwise known as the National Best Bid or Offer ("NBBO"). The Exchange represents that it was able to impose this obligation on its specialists, in part, because the Exchange had established a linkage with the Nasdaq Stock Market, Inc. via SuperSoes, thus providing CHX OTC specialists with an effective means of accessing the NBBO when it resides in the Nasdaq market.

The Exchange anticipates that other exchanges, with which the CHX is not linked, will begin trading certain Nasdaq/NM securities in the very near future. Under the Exchange's current rules, a CHX OTC specialist would be obligated to automatically execute orders at the NBBO price, even if the specialist could not access the liquidity quoted at the NBBO due to a lack of a direct linkage or an indirect linkage through mutual participation in SuperSoes, or its successor, SuperMontage, with the other exchange.

It is the Exchange's view that a CHX specialist should not be obligated to provide an automatic execution at a price that, although quoted by another exchange, cannot be reasonably accessed by the CHX specialist. On July 11, 2002, the Exchange filed a rule change with the Commission that, among other things, would effectuate this change, but this proposal has not yet

[1] 17 CFR 240.11Ac1-1.

been noticed for comment and it is expected that other exchanges will commence UTP trading before this rule filing can be noticed and acted on by the Commission. Accordingly, the Exchange is requesting that the Staff advise that it will not recommend enforcement action to the Commission if the Exchange excludes inaccessible quotations from the calculation of the Best Bid or Offer ("BBO") used to provide automatic executions for Nasdaq/NM securities.

On the basis of the facts you have presented, your representations, the terms and conditions specified in this letter, and strict adherence thereto by the CHX, the Staff will not recommend enforcement action to the Commission on a going forward basis if the CHX excludes inaccessible quotations from its calculation of the BBO in its automatic execution system.

The Staff notes that this no-action position is conditioned on the following:

- the Exchange may not represent, either internally or publicly, that it guarantees principal executions at the NBBO; and
- execution quality statistics required pursuant to Rule 11Ac1-5 under the Act[2] from the Exchange must be calculated using the NBBO, inclusive of quotes not accessible by the CHX.

In addition, the Staff notes that this no-action position does not affect in any way the best execution obligations of CHX specialists.

This no-action position is based solely on the facts presented and the representations made to the Staff in your letter. The existence of any different facts or conditions might require a different response. Furthermore, this response only expresses the Staff's position on enforcement action and does not purport to express any legal conclusions on the questions presented, nor does this no-action position apply to any activity engaged in by the Exchange before the issuance of this response.

This no-action position shall expire on September 10, 2002. Moreover, before that date this no-action position is subject to modification or revocation at any time the Staff determines that such modification or revocation is consistent with the public interest or the protection of investors. In addition, before its expiration on September 10, 2002, this no-action position is subject to changes in the current law, regulation, and interpretations governing this area, and any change may require the Staff to reevaluate and revoke or modify this no-action position.

Sincerely,



Alden S. Adkins
Associate Director

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[2] 17 CFR 240.11Ac1-5.

The
Chicago
Stock Exchange

Paul B. O'Kelly
President and
Chief Operating Officer

August 9, 2002

Ms. Annette L. Nazareth, Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Ms. Nazareth:

The Chicago Stock Exchange, Incorporated ("CHX" or the "Exchange") is a national securities exchange that trades certain Nasdaq/NM ("OTC") securities pursuant to unlisted trading privileges. The Exchange is requesting that the Division of Market Regulation (the "Division") advise that it will not recommend enforcement action against the Exchange if the Exchange does not enforce certain provisions of Article XX, Rule 37(a)(2) of the CHX Rules, which govern execution prices of market orders routed to the CHX. Specifically, the Exchange is requesting no-action relief from the Commission to permit exclusion of quotations that are not reasonably accessible ("inaccessible quotations") from the NBBO referenced in Article XX, Rule 37(a)(2).

As we have discussed with the Commission, the Exchange's current rule generally obligates a CHX specialist to execute market orders for OTC securities on the basis of the price and size associated with the best bid and offer disseminated pursuant to SEC Rule 11Ac1-1 (the "NBBO"). The Exchange was able to impose the NBBO execution guarantee on its OTC specialists, in part, because the Exchange has established a linkage with the Nasdaq Stock Market, Inc. via SuperSoes and OTC specialists have an effective means of accessing the NBBO when it resides in the Nasdaq market.

With the advent of new and newly active OTC/UTP Participants[1] the Exchange anticipated that its existing rule could obligate its specialists to execute at the NBBO price, even when a CHX specialist was not able to access the liquidity quoted at the NBBO due to the lack of a direct linkage with the OTC/UTP Participant or an indirect linkage through mutual participation in SuperSoes or its successor SuperMontage. Accordingly, the CHX submitted to the Commission a proposed rule change that, among other things, proposed a newly-calculated

[1] "OTC/UTP Participants" refers to the NASD and registered securities exchanges that are participants in the OTC/UTP Plan.

Chicago Stock Exchange, Incorporated
One Financial Place 440 S LaSalle Street Chicago, Illinois 60605-1070
312-663-2201 FAX 312-663-2231

BBO price (the "CHX NBBO") that would exclude inaccessible quotations.[2] The CHX NBBO would then constitute the price at which a CHX specialist was obligated to provide executions.[3] This week the American Stock Exchange (the "AMEX") announced that it will begin trading certain Nasdaq/NM securities on August 12, 2002 and will not be participating in SuperMontage. The Exchange has no direct linkage to access AMEX's OTC market. Under our existing rule, the quotations disseminated by the AMEX pursuant to Exchange Act Rule 11Ac1-1 must be included in the NBBO and therefore will help define Exchange OTC specialists' NBBO execution obligations, but Exchange OTC specialists will not be able to efficiently or reasonably access that liquidity.

It is our view that a CHX specialist should not be obligated to provide an execution price that although quoted by another OTC/UTP Participant, cannot be reasonably accessed by the CHX specialist.[4] Accordingly, the Exchange hereby requests that the Division advise that it will not recommend enforcement action if the Exchange excludes inaccessible quotations from the NBBO referenced in Article XX, Rule 37(a)(2) of the Exchange's rules. The Exchange requests such relief until such time as the Commission has had an opportunity to consider and act upon SR-CHX-2002-20.[5]

The Exchange expressly acknowledges that if the Commission grants the no-action relief requested herein, such relief will only apply to permit exclusion of inaccessible quotations from the NBBO for purposes of principal transactions, and will not relieve CHX specialists of their best execution responsibilities when acting as agent for incoming orders. The Exchange further acknowledges that for purposes of execution quality reports pursuant to Exchange Act Rule 11Ac1-5, execution quality statistics must and will be calculated using the NBBO (inclusive of inaccessible quotations). Finally, the Exchange acknowledges that it will not represent, either internally to its members or in external communications, that it guarantees principal executions based upon the size or the price associated with the NBBO.

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[2] The rule proposal would also apply to the NBBO calculation for listed securities but, because inter-market accessibility in the listed market is already provided through the ITS Plan, the rule change will not affect the NBBO calculation that the Exchange currently uses for listed securities.

[3] *See* SR-CHX-2002-20. The rationale underlying the proposed rule change is set forth fully in the aforementioned submission and for the sake of brevity is omitted from this request. The submission has not yet been noticed for comment by the Commission.

[4] Similarly, for listed securities, it is our view the a CHX specialist should not be obligated to provide an execution price that, although quoted by another self-regulatory organization or SRO facility, cannot be reasonably accessed by a CHX specialist.

[5] The Exchange is also submitting an amendment to SR-CHX-2002-20 that will request the Commission's approval of the submission on a pilot basis only, for a pilot period of six months.

The Exchange thanks the Commission for considering this request on an expedited basis, and commends those staff members of the Commission who have been exceedingly responsive with respect to this critical issue.

Sincerely,



Paul B. O'Kelly

cc: Katherine A. England, Securities and Exchange Commission